UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
August 31, 2006
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Date August 31, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

Shanghai-Chenming Paper Machinery transferred to Metso as of August 31, 2006

(Helsinki, Finland, August 31, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)

Metso Paper has received relevant regulatory approvals from the Chinese authorities for the acquisition of Shanghai-Chenming Paper Machinery Co. Ltd, a manufacturer of paper and board machines, agreed in February 2006. The entire share capital of the company was transferred to Metso as of August 31, 2006. The debt-free purchase price and the investments related to the development of the unit total about EUR 35 million. The company was previously owned by Shandong Chenming and Shanghai Heavy Machinery.

The acquired company, operating from now on under the name of Metso Paper Technology (Shanghai) Co. Ltd., comprises a workshop, a foundry and a design department. The unit is located in the Shanghai area in Jiading and it employs around 550 people. The unit will mainly concentrate on manufacturing paper and board machine sections for Metso Paper’s delivery projects in China. However, the plant already has the capability to manufacture a major part of a conventional linerboard machine for the Chinese market. The unit can also supply some components for projects outside of China, which will strengthen Metso’s global sourcing.

The Shanghai unit will further strengthen Metso Paper’s capabilities to serve the fast growing Chinese paper industry and will simultaneously open new opportunities to serve also markets outside of China.

Metso Paper also has a joint venture company, Valmet-Xian Machinery Co. Ltd. in China. Valmet-Xian employs approximately 1,110 people and focuses on small and medium size paper and board machines. Metso owns 48.3 percent of the joint venture.

Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.

www.metso.com

For further information, please contact:

Jukka Kyttälä, Managing Director, Metso Paper Technology (Shanghai),
tel. +358 40 709 6087
Ari Harmaala, President, Metso Paper (China), tel. +86 139 1179 2766
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:

(1)	general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins

(2)	the competitive situation, especially significant technological solutions developed by competitors

(3)	the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement

(4)	the success of pending and future acquisitions and restructuring.